================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)

                                ----------------

                           DALEEN TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

COMMON STOCK, $.01 PAR VALUE PER SHARE                            23437N10
-----------------------------------------      ---------------------------------
    (TITLE OF CLASS OF SECURITIES)                             (CUSIP NUMBER)

                                DECEMBER 4, 2000
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ]  RULE 13d-1(b)

[X]  RULE 13d-1(c)

[ ]  RULE 13d-1(d)

                                ----------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                               Page 1 of 9 Pages


================================================================================

--------------------------------------------------------------------------------
CUSIP NO. 67082N109                  13G                       PAGE 2 OF 9
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS: SCIENCE APPLICATIONS INTERNATIONAL
                CORPORATION
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
                95-3630868
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                (SEE INSTRUCTIONS):
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION:
                     DELAWARE
--------------  ----------------------------------------------------------------
   NUMBER OF           5        SOLE VOTING POWER:
    SHARES                           NONE
 BENEFICIALLY   --------------  ------------------------------------------------
   OWNED BY            6        SHARED VOTING POWER:
     EACH                            2,246,615
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           7        SOLE DISPOSITIVE POWER:
                                     NONE
                --------------  ------------------------------------------------
                       8        SHARED DISPOSITIVE POWER:
                                     2,246,615
--------------  ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                     2,246,615
--------------  ----------------------------------------------------------------
     10         CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS):
                     [ ]
--------------  ----------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                     10.3%
--------------  ----------------------------------------------------------------
     12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 67082N109                  13G                       PAGE 3 OF 9
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS: SAIC VENTURE CAPITAL CORPORATION
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
                88-0447177
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                INSTRUCTIONS):
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION:
                     NEVADA
--------------  ----------------------------------------------------------------
   NUMBER OF           5        SOLE VOTING POWER:
    SHARES                           NONE
 BENEFICIALLY   --------------  ------------------------------------------------
   OWNED BY            6        SHARED VOTING POWER:
     EACH                            2,246,615
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           7        SOLE DISPOSITIVE POWER:
                                     NONE
                --------------  ------------------------------------------------
                       8        SHARED DISPOSITIVE POWER:
                                     2,246,615
--------------  ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                     2,246,615
--------------  ----------------------------------------------------------------
     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                SHARES (SEE INSTRUCTIONS):
                     [ ]
--------------  ----------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                     10.3%
--------------  ----------------------------------------------------------------
     12         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                     CO
--------------------------------------------------------------------------------

ITEM 1(a).      NAME OF ISSUER:

                Daleen Technologies, Inc.

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                1750 Clint Moore Road, Boca Raton, Florida 33487

ITEM 2(a).      NAME OF PERSON FILING:

                This Schedule 13G is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1):(i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC" and, together with SAIC, the "Reporting Persons").

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                The address of the principal business office of SAIC is 10260 Campus Point Drive, San Diego, California 92121, and the address of the principal business office of SVCC is 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.


ITEM 2(c).      CITIZENSHIP:

                SAIC is incorporated in Delaware and SVCC is incorporated in Nevada.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, $.01 par value per share.

ITEM 2(e).      CUSIP NUMBER:

                23437N10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                (a)  [ ]   Broker or dealer registered under Section 15 of the
                           Act;

                (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act;

                (c)  [ ]   Insurance company as defined in Section 3(a)(19) of
                           the Act;

                (d)  [ ]   Investment company registered under Section 8 of the
                           Investment Company Act of 1940;

                (e)  [ ]   An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                (f)  [ ]   An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

          The ownership of the 2,246,615 shares of Common Stock of the Issuer by the Reporting Persons was previously reported on Schedule 13D but is now being reported on this Schedule 13G pursuant to Rule 13d-1(c). On December 4, 2000, SVCC purchased 750,000 shares of Common Stock of the Issuer.

          (a) Amount Beneficially Owned: 2,246,615 shares of Common Stock

          (b) Percent of Class: 10.3%. The percentage ownership is based upon 21,775,843 shares of Common Stock outstanding as of November 7, 2000, as stated in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

          (c) Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote: None.

              (ii)  shared power to vote or to direct the vote: 2,246,615 shares

              (iii) sole power to dispose or to direct the disposition of: None.

              (iv)  shared power to dispose or to direct the disposition of:
                    2,246,615 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [___].

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATION

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 6, 2000


                                          SCIENCE APPLICATIONS INTERNATIONAL
                                          CORPORATION


                                          By:    /s/ DOUGLAS E. SCOTT
                                             ----------------------------------
                                              Name:  Douglas E. Scott
                                              Title: Senior Vice President and
                                                     General Counsel

                                          SAIC VENTURE CAPITAL CORPORATION


                                          By:    /s/ IRA J. MILLER
                                             ----------------------------------
                                              Name:  Ira J. Miller
                                              Title: Chief Financial Officer

                                 EXHIBIT INDEX


Exhibit No.                        Document                      Page No.
-----------                        --------                      --------
   1         Joint Filing Agreement, dated December 6, 2000,          9
             between Science Applications International
             Corporation and SAIC Venture Capital Corporation
             to file joint statement on Schedule 13G.